                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ) /1/


                              Command Systems, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   200 903102
                              ---------------------
                                 (CUSIP Number)

                             Warren J. Nimetz, Esq.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                            ----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 26, 2001
                           -------------------------------
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

___________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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----------------------                                    ----------------------
CUSIP No. 200903 10 2                    13D              Page 1 of 5 Pages
----------------------                                    ----------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward G. Caputo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *

           Not Applicable.

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER          0
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER         3,972,500
OWNED BY             -----------------------------------------------------------
EACH
REPORTING            9    SOLE DISPOSITIVE POWER      0
PERSON              ------------------------------------------------------------
WITH
                    10    SHARED DISPOSITIVE POWER    3,972,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      3,972,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                                                            [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      51.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
                                                      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Command Systems, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 76 Batterson Park Road, Farmington, Connecticut 06032.

Item 2.   Identity and Background.

     This Statement is filed by Edward G. Caputo, having a business address at 76 Batterson Park Road, Farmington, Connecticut 06032. Mr. Caputo is the founder of the Company and has served as its President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its inception.

     Mr. Caputo has not, during the during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Caputo is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     This Statement is filed to reflect the voting and tender obligations of Mr. Caputo under that certain Stock Tender Agreement, dated January 26, 2001, (the "Stock Tender Agreement") entered into by and among Mr. Caputo, PHL Global Holding Company ("PHL"), ICICI Infotech Inc. ("Parent") and ICICI Acquisition Corporation ( "Purchaser") in connection with the execution of that certain Agreement and Plan of Merger, dated January 26, 2001, by and among the Company, Parent and Puchaser (the "Merger Agreement") pursuant to which Parent and Purchaser has agreed to make a tender offer (the "Offer") for all outstanding shares of Common Stock. Under the Stock Tender Agreement, Mr. Caputo must, among other things, tender in the Offer all shares of Common Stock owned by him and vote his shares of Common Stock in favor of the merger contemplated by the Merger Agreement (the "Merger") and against any action or agreement that would result in a breach in any material respect of any covenant or agreement or any other obligation of the Company under the Merger Agreement or that would materially impede, interfere with or attempt to discourage the Offer or the Merger. Mr. Caputo may not sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on his voting rights, charge or other encumbrance of any nature whatsoever with respect to the Common Stock owned by him. Mr. Caputo may also not grant any proxy or power of attorney with respect to the voting of the Common Stock to any person except to vote in favor of the Merger and the transactions contemplated by the Merger Agreement.

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Caputo beneficially owns an aggregate of 3,972,500 shares of Common Stock, representing approximately 51.9% of the Common Stock outstanding as of January 26, 2001.

     (b) Mr. Caputo has the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by him only as described in Item 4 above.

     (c) The transactions in the shares of Common Stock owned by Mr. Caputo effected during the past 60 days are as described in Item 4 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 4 above.

Item 7.   Material to be Filed as Exhibits.

     Stock Tender Agreement, dated January 26, 2001, by and among Mr. Caputo, PHL, Parent and Purchaser is hereby incorporated by reference to Exhibit
     99.3 of Form 8-K of the Company filed with the SEC on January 29, 2001.

     Agreement and Plan of Merger, dated as of January 26, 2001, by and among the Company, Parent and Purchaser is hereby incorporated by reference to
     Exhibit 99.2 of Form 8-K of the Company filed with the SEC on January 29, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Edward G. Caputo
                                        ----------------------------------
                                        Edward G. Caputo